FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 16, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc

(LSE: SIG and NYSE: SIG) November 16, 2004

Signet Group ADSs begin trading on

New York Stock Exchange under symbol "SIG"

London - Signet Group plc ("Signet") (LSE: SIG and NYSE: SIG), the world's largest specialty retail jeweler, today lists its shares on the New York Stock Exchange (NYSE) following its registration statement becoming effective. No new shares are to be issued in conjunction with this listing. Deutsche Bank is the depositary for Signet's ADSs, each of which is equivalent to 10 ordinary shares. Signet ordinary shares trade on the London Stock Exchange under the ticker symbol "SIG."

Signet has a market capitalization of approximately $3.4 billion and is parent company of "Kay Jewelers" and "Jared The Galleria Of Jewelry" in the US. The US division accounts for some 70% of Group sales and Kay Jewelers is now the largest specialty retail jeweler in the US based on sales.

To mark Signet's listing on the NYSE members of senior management, including Chairman James McAdam and Group Chief Executive Terry Burman, will ring the opening bell and execute the ceremonial first trade of Signet shares on the NYSE trading floor.

Terry Burman, Group Chief Executive, commented: "Signet is pleased to begin its partnership with the New York Stock Exchange. As the leading specialty jewelry retailer with the #1 and #2 positions in the UK and US, respectively, Signet is committed to raising its profile among US investors. With a consistent record of growth and excellence in operational performance, as well as strong brand presence in the US with Kay Jewelers and Jared The Galleria Of Jewelry, Signet is well positioned to take advantage of the greater market visibility offered by the NYSE."

"The NYSE is proud to begin its relationship with Signet Group," said NYSE CEO John Thain. "With the size of its operations and world market leadership, Signet is poised to become the newest addition to our roster of top retail sector players. We look forward to an outstanding partnership with Signet and its shareholders."

Signet has selected Van der Moolen to represent it as its specialist firm on the NYSE.

Prior to the NYSE listing, Signet's ADSs had been quoted on NASDAQ since 1988 under the ticker symbol "SIGY."

Enquiries:

Terry Burman, Group Chief Executive          +44 (0) 20 7399 9520

Walker Boyd, Group Finance Director          +44 (0) 20 7399 9520

Brian Rafferty, Taylor Rafferty (US)              +(1) 212 889 4350

Mike Smith, Brunswick (UK)                     +44 (0) 20 7404 5959

Signet operated 1,742 speciality retail jewelry stores at October 30th, 2004; these included 1,141 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 601 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22nd, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   November 16, 2004